Exhibit (b)(1)

DEUTSCHE BANK SECURITIES INC.	WACHOVIA BANK, NATIONAL ASSOCIATION
DEUTSCHE BANK AG	WACHOVIA INVESTMENT HOLDINGS, LLC
NEW YORK BRANCH	WACHOVIA CAPITAL MARKETS, LLC
60 Wall Street	One Wachovia Center
New York, New York 10005	301 South College St.
Charlotte, NC 28288-0737

June 15, 2007

Project Prize

Commitment Letter

PNG Acquisition Company Inc.

c/o FIG LLC

1345 Avenue of the Americas

New York, New York 10105

Attention:	Mr. Bill Doniger
Managing Director

and

c/o Centerbridge Partners, L.P.

31 West 52nd Street, 16th Floor

New York, NY 10019

Attention:	Mr. Steven Price
Senior Managing Director

Ladies and Gentlemen:

1. You have advised Deutsche Bank Securities Inc. (“DBSI”), Deutsche Bank AG New York Branch (“DBNY”), Wachovia Capital Markets, LLC (“WCM”), Wachovia Bank, National Association (“Wachovia Bank”) and Wachovia Investment Holdings, LLC (“Wachovia Investment” and, together with DBSI, DBNY, WCM and Wachovia Bank, the “Commitment Parties”, “we” or “us”) that PNG Acquisition Company Inc., a Delaware corporation (“you” or “Parent”), is a subsidiary of equity funds managed by FIG LLC (such funds, the “Fortress Funds”) and by Centerbridge Partners, L.P. and/or one of its affiliates (such funds, the “Centerbridge Funds”) and that you intend to form one or more wholly-owned direct or indirect subsidiaries (“Acquisitionco”) for the purpose of acquiring (the “Acquisition”) all the outstanding capital stock of Penn National Gaming, Inc., a Pennsylvania corporation (the “Acquired Business”) pursuant to the terms and conditions of that certain merger agreement (the “Acquisition Agreement”), by and among Parent, Acquisitionco and the Acquired Business. In that connection, you have requested that DBSI and WCM (the “Lead Arrangers”) agree to structure, arrange and syndicate (a) senior secured credit facilities in an aggregate amount of up to $5,100,000,000 (the “Senior Secured Credit Facilities”) for the Borrower (as defined in Exhibit

A) and (b) a senior unsecured term loan (the “Unsecured Term Loan” and, together with the Senior Secured Credit Facilities, the “Facilities”) of the Borrower in an aggregate amount of $2,000,000,000. References herein to the “Transaction” shall mean the Acquisition, the refinancing of certain existing indebtedness of the Acquired Business and its subsidiaries, the entering into of the Facilities and the payment of related fees and expenses.

2. DBNY and Wachovia Bank are pleased to advise you of their several commitments to each provide 50% of the Senior Secured Credit Facilities upon the terms and subject to the conditions set forth or referred to in this commitment letter (the “Commitment Letter”), in the Summary of Terms and Conditions attached hereto as Exhibit A (the “Senior Secured Credit Facilities Term Sheet”) and in the Conditions Annex attached hereto as Exhibit C (the “Conditions Annex”) and DBNY and Wachovia Investment are pleased to advise you of their several commitments to each provide 50% of the Unsecured Term Loan upon the terms and subject to the conditions set forth or referred to in the Commitment Letter, in the Summary of Terms and Conditions attached hereto as Exhibit B (the “Unsecured Term Loan Term Sheet” and, together with the Senior Secured Credit Facilities Term Sheet and the Conditions Annex, the “Term Sheets”) and in the Conditions Annex.

3. It is agreed that the Lead Arrangers will act as co-lead arrangers and co-bookrunners for the Facilities, it being understood that (i) WCM shall be given top left placement on all marketing materials relating to the Senior Secured Credit Facilities and will, in such capacity, perform the duties and exercise the authority customarily performed and exercised by it in such role and (ii) DBSI shall be given top left placement on all marketing materials relating to the Unsecured Term Loan and will, in such capacity, perform the duties and exercise the authority customarily performed and exercised by it in such role. You agree that, except as set forth in the Term Sheets and the Fee Letter referred to below, no other agents, co-agents, arrangers or bookrunners will be appointed, no other titles will be awarded and no compensation will be paid in connection with the Facilities unless you and we shall so agree; provided, that we agree that you may appoint additional agents or co-agents with allocation of compensation thereto to be agreed by you and us as appropriate for such roles and related commitments (except that the economics allocated to additional agents shall not exceed more than 20% of total economics). The Lead Arrangers shall be the sole bookrunners.

4. We intend to syndicate each of the Facilities to a group of lenders (the “Lenders”) identified by us and approved by you (such approval not to be unreasonably withheld or delayed). The Lead Arrangers intend to commence syndication efforts promptly upon the execution of this Commitment Letter, and you agree (i) to actively assist the Lead Arrangers in completing a syndication satisfactory to it and (ii) to use reasonable efforts to provide us with at least 30 days in which to complete such syndication. Such assistance shall include, without limitation, (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit from your existing lending relationships and the existing lending relationships of the Fortress Funds, the Centerbridge Funds and the Acquired Business, (b) direct contact between senior management and advisors of the Fortress Funds, the Centerbridge Funds, the Parent and the Acquired Business and the proposed Lenders, (c) assistance in the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication of the Facilities, including using your commercially reasonable efforts to cause such Confidential

Information Memorandum to conform to market standards as reasonably determined by the Commitment Parties, (d) senior management of the Fortress Funds, the Centerbridge Funds, Parent and the Acquired Business, together with the Lead Arrangers, hosting one or more meetings of prospective Lenders (and participating in any rehearsal for any such meeting) as reasonably requested by the Commitment Parties, and, in connection with any such Lender meeting, your consultation with the Commitment Parties with respect to the presentations to be made at such meeting and (e) your using commercially reasonable efforts to obtain a corporate credit rating and a corporate family rating (but not any particular rating) in respect of the Borrower from Standard & Poor’s Ratings Group and Moody’s Investors Service, Inc., respectively, prior to the Closing Date. At our request, you agree to assist in the preparation of a version of the Confidential Information Memorandum and lender presentation materials consisting exclusively of information and documentation that is either publicly available or that would not result in a violation of, or expose you, Parent or the Acquired Business or your or their respective affiliates and subsidiaries to any material liability under any applicable law, ordinance or regulation or any agreements which are binding on you, Parent, the Acquired Business or any of your or their respective affiliates and subsidiaries or any property of any of them. You hereby acknowledge and agree that the Lead Arrangers may make available the Information (as defined below), Projections (as defined below) and other marketing materials and presentations, including confidential information memoranda (collectively, the “Informational Materials”), to the potential Lenders by posting the Informational Materials on SyndTrak Online or by other similar electronic means (collectively, the “Electronic Means”). Notwithstanding any provision in this Commitment Letter but without limiting your obligations hereunder, neither the commencement nor the completion of syndication of the Facilities is a condition to our obligation to provide the Facilities on the Closing Date.

5. The Lead Arrangers will, subject to the foregoing paragraph, manage all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate (subject to your approval, not to be unreasonably withheld or delayed), the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. In their capacity as arrangers, the Lead Arrangers will have no responsibility other than to arrange the syndication as set forth herein and in no event shall it be subject to any fiduciary or other implied duties. To assist the Lead Arrangers in their syndication efforts, you agree to prepare and provide to the Commitment Parties all information with respect to Parent, the Borrower, the Acquired Business, the Acquisition and the other transactions contemplated hereby, including all financial information and projections (the “Projections”), as we may reasonably request in connection with the arrangement and syndication of the Facilities. You hereby represent and covenant that to the best of your knowledge (a) all information other than the Projections (the “Information”) that has been or will be made available to the Commitment Parties by you, Parent, the Borrower, the Acquired Business or any representatives of any of the foregoing is or will be, when furnished and taken as a whole, complete and correct in all material respects and does not or will not, when furnished and taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to the Commitment Parties by you, Parent, the Borrower, the Acquired Business or any representatives of any of the foregoing have been or will be prepared in good faith based upon reasonable assumptions. You agree to supplement any Information or Projections from time to time during the syndication process to the extent necessary to cause the foregoing representation and warranty relating to the Information and Projections to continue to be true and correct, it being recognized by the Commitment Parties that such Projections as they relate to future events are not to be viewed as fact and that actual results during the period or periods covered by such financial information may differ from the projected results set forth therein by a material amount. You understand that in arranging and syndicating the Facilities we may use and rely on the Information and Projections without independent verification thereof.

6. As consideration for the commitments of DBNY, Wachovia Bank and Wachovia Investment hereunder and the Lead Arrangers’ agreements to perform the services described herein, you agree to pay, or to cause the Borrower to pay, to the Commitment Parties the nonrefundable fees set forth in the Term Sheets and in the Fee Letter dated the date hereof and delivered herewith (the “Fee Letter”).

7. The commitments and agreements of the Commitment Parties described herein are subject to (a) the Commitment Parties’ satisfaction with the Acquisition Agreement, including all schedules and exhibits thereto (and we acknowledge that the fully executed Acquisition Agreement dated June 15, 2007 is satisfactory to us), (b) our satisfaction that prior to and during the syndication of the Facilities there shall be no competing syndicated offering, placement or arrangement of any debt securities or bank financing by or on behalf of Parent, the Borrower or the Acquired Business or any affiliate thereof, other than any such debt permitted to be incurred pursuant to the Acquisition Agreement, (c) the negotiation, execution and delivery on or before the Termination Date of definitive documentation with respect to the Facilities that is customary and that reflects the terms described in the Commitment Letter and the Term Sheets and (d) the other conditions set forth in Exhibit C hereto. The conditions of the commitments of DBNY, Wachovia Bank and Wachovia Investment hereunder and of the Facilities are limited to those set forth herein and in the Term Sheets. As used herein the term “Termination Date” means the “End Date” as set forth in Section 9.1 of the Acquisition Agreement (as set forth in the Acquisition Agreement dated as of the date hereof).

8. Notwithstanding anything in this Commitment Letter, the Term Sheets, the Fee Letter, the definitive financing documentation or any other letter agreement or other undertaking concerning the financing of the Transaction to the contrary, (a) the only representations (and related defaults) relating to the Acquired Business and its business the making of which shall be a condition to the availability and funding of the Facilities on the Closing Date shall be (i) such of the representations made by or with respect to the Acquired Business in the Acquisition Agreement as are material to the interests of the Lenders (but only to the extent that Parent (or an affiliate thereof) has the right to terminate its obligations under the Acquisition Agreement as a result of a breach of such representations in the Acquisition Agreement and determined without regard to whether any notice is required to be delivered in connection therewith) and (ii) the Specified Representations (as defined below) and (b) the terms of the definitive documentation for the Facilities shall be in a form such that they do not impair availability of the Facilities on the Closing Date if the conditions expressly set forth in this Commitment Letter and the Term Sheets are satisfied (it being understood that (I) to the extent any security interest in the intended collateral or any deliverable related to the perfection of security interests in the intended collateral (other than any collateral the security interest in which may be perfected by the filing of a UCC financing statement and the security agreement giving rise to the security interest therein and the delivery of stock certificates for U.S. subsidiaries) is not provided on the Closing Date after your use of commercially reasonable efforts to do so, the provision of such security interest or deliverable shall not constitute a condition precedent to the availability of the Senior Secured Credit Facilities on the Closing Date but shall be required to be delivered after the Closing Date pursuant to arrangements to be mutually agreed by the Commitment Parties and you and (II) nothing in the preceding clause (a) shall be construed to limit the applicability of the individual conditions expressly listed in this Commitment Letter and the Term Sheets). “Specified Representations” means the representations relating to corporate status, corporate power and authority to enter into the documentation relating to the Facilities, due execution, delivery and enforceability of such documentation, Federal Reserve margin regulations, the Investment Company Act, use of proceeds, the status of the Facilities as senior debt, Patriot Act compliance, Closing Date solvency and, subject to sub-clause (I) of the parenthetical in clause (b) of the immediately preceding sentence, the perfection and priority of the security interests granted in the proposed collateral securing the Senior Secured Credit Facilities.

9. You agree (a) to indemnify and hold harmless each Commitment Party, their respective affiliates and their respective officers, directors, employees, advisors, and agents (each, an “indemnified person”) from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Facilities, the use or contemplated use of the proceeds thereof, the Acquisition or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified or indemnifying person is a party thereto, and to reimburse each indemnified person upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they (i) are found by a final, non-appealable judgment of a court to arise from the willful misconduct or gross negligence of such indemnified person or (ii) result from the material breach of any obligation under this Commitment Letter, the Facilities or documents executed in connection therewith, and (b) to reimburse the Commitment Parties and their affiliates on demand for all reasonable out-of-pocket expenses (including due diligence expenses, consultant’s fees and expenses, travel expenses, and reasonable fees, charges and disbursements of a single primary counsel and local and foreign counsel) incurred in connection with the Facilities and any related documentation (including this Commitment Letter, the Term Sheets, the Fee Letter and the definitive financing documentation) or the administration, amendment, modification or waiver thereof; provided that no amounts under this clause (b) shall be payable unless definitive financing documentation is entered into and the Closing Date occurs. No indemnified person shall be liable for any damages arising from the use by unauthorized persons of Information or other materials sent through electronic, telecommunications or other information transmission systems that are intercepted by such persons or for any special, indirect, consequential or punitive damages in connection with the Facilities. The provisions of this paragraph shall not apply to any indemnitee in its role under any advisory letter with the Borrower or its affiliates.

10. You acknowledge that the Lead Arrangers and their respective affiliates (the term “Lead Arrangers” being understood hereinafter in this paragraph to include such affiliates, including DBNY, Wachovia Bank and Wachovia Investment) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. Nothing contained herein shall limit or preclude the Commitment Parties or any of their affiliates from carrying on any business with, providing banking or other financial services to, or from participating in any capacity, including as an equity investor in, any party whatsoever, including, without limitation, any competitor, supplier or customer of you, Parent, the Borrower, the Fortress Funds, the Centerbridge Funds, the Acquired Business or any of your or their affiliates, or any other party that may have interests different than or adverse to such parties. In particular, you acknowledge that the Lead Arrangers may possess information about the Acquired Business, the Acquisition and other potential purchasers and their respective strategies and bids, but the Lead Arrangers have no obligation to furnish to you such information. You and your affiliates further acknowledge and agree that in connection with all aspects of the Transactions and the transactions contemplated by this Commitment Letter, you and your affiliates, on the one hand, and the Lead Arrangers, on the other hand, have an arm’s length business relationship that creates no fiduciary duty on the part of the Lead Arrangers and each expressly disclaims any fiduciary relationship. The Lead Arrangers will not use confidential information obtained from you, the Acquired Business or the Borrower by virtue of the transactions contemplated by this Commitment Letter or their other relationships with you in connection with the performance by the Lead Arrangers of services for other companies, and the Lead Arrangers will not furnish any such information to other companies. You also acknowledge that the Lead Arrangers do not have any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained from other companies. You further acknowledge that each Lead Arranger is a full service securities firm and may from time to time effect transactions, for its own or its affiliates’ account or the account of customers, and hold positions in loans, securities or options on loans or securities of Parent, the Borrower and their affiliates and of other companies that may be the subject of the transactions contemplated by this Commitment Letter. The Lead Arrangers may employ the services of their respective affiliates in providing certain services hereunder and, in connection with the provision of such services, may exchange with such affiliates information concerning you and the other companies that may be the subject of the transactions contemplated by this Commitment Letter, and, to the extent so employed, such affiliates shall be entitled to the benefits afforded the Lead Arrangers hereunder.

11. This Commitment Letter shall not be assignable by you without the prior written consent of each of the Commitment Parties (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. Any assignment of commitments of DBNY, Wachovia Bank or Wachovia Investment hereunder prior to the Closing Date shall not reduce DBNY’s, Wachovia Bank’s or Wachovia Investment’s, as applicable, obligation to fund its entire commitments in the event any assignee of DBNY, Wachovia Bank or Wachovia Investment, as applicable, fails to do so. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and the Commitment Parties. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Facilities and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York. THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM OR ACTION ARISING OUT OF THIS COMMITMENT LETTER. The parties hereto hereby submit to the non-exclusive jurisdiction of the federal and New York State courts located in the City of New York (and appellate courts thereof) in connection with any dispute related to this Commitment Letter or any of the matters contemplated hereby, and agree that service of any process, summons, notice or document by registered mail addressed to you, Parent and the Commitment Parties shall be effective service of process against you, Parent and the Commitment Parties for any suit, action or proceeding relating to any such dispute. The parties hereto irrevocably and unconditionally waive any objection to the laying of such venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction you, Parent and the Commitment Parties are or may be subject by suit upon judgment.

12. This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheets or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person (including, without limitation, other potential providers or arrangers of financing) except (a) to your officers, agents and advisors and, on a confidential basis, those of the Acquired Business who are directly involved in the consideration of this matter (including the Board of Directors of the Acquired Business in connection with their consideration of approval of the terms of the Acquisition) or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof).

13. The compensation, reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the Commitment Parties’ commitments hereunder; provided, that your obligations under this Commitment Letter, other than those arising under the fourth, fifth, sixth and twelfth paragraphs hereof, shall automatically terminate and be superseded by the provisions of the definitive documentation relating to the Facilities upon the initial funding thereunder, and you shall automatically be released from all liability in connection therewith at such time. Neither the Fortress Funds nor the Centerbridge Funds have any liability under this Commitment Letter or the Fee Letter.

14. Each Commitment Party is committed to complying with U.S. statutory and regulatory requirements designed to assist the federal government in combating money laundering and any activity which facilitates the funding of terrorist or criminal activities. The USA PATRIOT Act enhances the money laundering prevention requirements imposed on securities firms and other financial institutions. As part of our customer identification and verification procedures, the Commitment Parties may ask the Borrower and Parent to provide additional information as necessary to verify its identity and comply with these procedures. Until such additional information or documentation is provided, the Commitment Parties may not be able to effect any transactions for the Borrower and Parent.

15. If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheets and the Fee Letter by returning to the Lead Arrangers executed counterparts hereof and of the Fee Letter not later than 11:59 p.m., New York City time, on June 30, 2007. The commitments and agreements of the Commitment Parties herein will expire at such time in the event the Lead Arrangers have not received such executed counterparts in accordance with the immediately preceding sentence.

The Commitment Parties are pleased to have been given the opportunity to assist you in connection with this financing, and we look forward to working with you.

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

By:	/s/ A. Drew Goldman
Name:	A. Drew Goldman
Title:	Managing Director
Deutsche Bank Securities

By:	/s/ David Shin
Name:	David Shin
Title:	Director

DEUTSCHE BANK AG NEW YORK BRANCH

By:	/s/ J.T. Johnston Coe
Name:	J.T. Johnston Coe
Title:	Managing Director

By:	/s/ Alexander Johnson
Name:	Alexander Johnson
Title:	Managing Director

Commitment Letter – Penn National

WACHOVIA CAPITAL MARKETS, LLC

By:	/s/ Kurt Brechnitz
Name:	Kurt Brechnitz
Title:	Managing Director

WACHOVIA BANK, NATIONAL ASSOCIATION

By:	/s/ Kurt Brechnitz
Name:	Kurt Brechnitz
Title:	Managing Director

WACHOVIA INVESTMENT HOLDINGS, LLC

By:	/s/ Kurt Brechnitz
Name:	Kurt Brechnitz
Title:	Managing Director

PNG Commitment Letter

Accepted and agreed to as of the date first written above by:

PNG ACQUISITION COMPANY INC.

By:	/s/ William Doniger
Name:	William Doniger
Title:	Vice President